Mail Stop 4720   July 28, 2009

Via Facsimile and U.S. Mail

Paul J. Lytle
Chief Financial Officer
Peregrine Pharmaceuticals, Inc.
14282 Franklin Avenue
Tustin, CA 92780-7017

> **Re: Peregrine Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 14, 2009**
> **File No. 333-160572**

Dear Mr. Lytle:

    This is to advise you that we have limited our review of the above information statement to the issues identified below. We will make no further review of this filing.

    Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Incorporation of Certain Documents by Reference, page A-23

1. We note that your registration statement incorporates by reference your Form 10-K Annual Report for the fiscal year ended April 30, 2009, which was filed on July 14, 2009. However, that Form 10-K does not include the disclosure required by Part III of the form. Instead, it incorporates by reference such disclosure from information that will be contained in your 2009 annual proxy statement to shareholders. Accordingly, and consistent with Question H.6 of the SEC staff's publicly available Form S-3 telephone interpretations, you must either file an amended Form 10-K that includes the disclosure required by Part III of Form 10-K or file your definitive proxy statement, including the disclosure required by Part III of Form 10-K, before the above-referenced registration statement may go effective.

Exhibit Index, page EX-3

2. We note that Exhibit 10.11 references the At Market Issuance Sales Agreement dated March 26, 2009, by and between Peregrine Pharmaceuticals, Inc. and Wm. Smith & Co. We note that the most recent version of this Agreement, dated July 14, 2009, was incorporated by reference to Exhibit 10.16 to your current report on Form 8-K, which was filed on July 14, 2009. Please exhibit this Agreement to your registration statement.

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As appropriate, please revise your information statement in response to these comments. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Mark R. Ziebell, Esq.
        Snell & Wilmer LLP
        600 Anton Boulevard
        Suite 1400
        Costa Mesa, CA 92626